June 7, 2006	Deborah S. Froling 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com
VIA EDGAR
Daniel F. Duchovny, Esq.
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	ICON Cash Flow Partners L.P. Seven
Amendment No. 1 to Schedule 14D-9 filed June 7, 2006 File No. 005-81835
Dear Mr. Duchovny:
     This letter sets forth the response of ICON Cash Flow Partners L.P. Seven (the “Partnership”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing received by letter dated June 5, 2006. Amendment No. 1 to the Schedule 14D-9 (the “14D-9/A”) is being filed on EDGAR concurrently herewith. For your convenience, we have set forth the Staff’s comments immediately preceding our responses.
1.	Past Contacts, Transactions, page 2
1.	We note that some of your disclosure in the first paragraph of this item is qualified “to [your] knowledge.” What prevents you from knowing and disclosing this information. Please explain or delete the qualifier.

Response:

In response to the Staff’s comment, the Partnership deleted the qualification.

June 7, 2006

The Solicitation or Recommendation — Page 2
2.	Please clarify the meaning of your disclosure in the last sub-bullet point of the second bullet point of this section. We note that the offer price may be adjusted for distributions made between the commencement and expiration of the offer. Revise your disclosure to explain how the offer price could include distributions made after the offer.

Response:

In response to the Staff’s comment, the Partnership has revised this disclosure to explain the consequences to Holders of any distributions made by the Partnership between the commencement and expiration of the Offer, as well as any distributions made after the expiration of the Offer.

3.	Revise your disclosure in the fourth bullet to explain your basis for stating that it is not possible to “determine the veracity” of the bidders’ assertion that it has the necessary funds to complete the offer. Disclose that the bidders have liability for their disclosure under federal securities laws and rules. Also, disclose your basis for stating that the bidders may have difficulty paying for the units subject to the offer. We note the bidders’ specific disclosure that they have the funds necessary to complete all of their current offers.

Response:

In response to the Staff’s comment, the Partnership has revised the fourth bullet point to disclose that the bidders have liability for their disclosure under the federal securities laws and rules. Notwithstanding the fact that the Partnership agrees with the Staff that the bidders would have liability under the federal securities laws if the bidders disclosure that they have adequate funds to complete the offer and all of their other current offers was inaccurate or misleading, the Partnership does not believe that that fact in and of itself is dispositive. The Partnership notes that the Staff routinely requests that non-public bidders provide this information for precisely the reasons indicated in the Partnership’s 14D-9. Accordingly, the Partnership, considered, and deems it appropriate to disclose, that without the bidders’ financial statements it cannot confirm the bidders’ assertions and is particularly concerned about the bidders’ ability to purchase any tendered units of the Partnership given the number of offers that the bidders currently have outstanding.

4.	Revise your disclosure in the fifth bullet point to disclose that the bidders specifically stated that the access to the tendered securities they will have by reason of their affiliation with the depositary will not include any rights (including voting or dispositive rights) prior to the offer’s expiration date and acceptance for payment of the units.

Response:

In response to the Staff’s comment, the Partnership has revised its disclosure to include language disclosing that the bidder’s access to the tendered securities does not include voting or dispositive rights.

June 7, 2006

5.	Revise your disclosure in the sixth bullet point to explain that while the bidders may extend the offer, security holders have withdrawal rights during such extension.

Response:

In response to the Staff’s comment, the Partnership has revised its disclosure to include language stating that Holders may withdraw their tendered Units during any extension of the Offer.

6.	Please explain your disclosure in the last bullet point. How is the general partner continuing to protect the best interests of the partnership and its security holders?

Response:

In response to the Staff’s comment, the Partnership has deleted the last bullet point.
Additional Information, page 7
7.	Please provide us supplementally a copy of the current partnership agreement.

Response:

As discussed by telephone with you on June 5, 2006, the partnership agreement is filed as Exhibit A to the prospectus contained in the Partnership’s Post-Effective Amendment No. 3 filed with the Commission on July 25, 1997 (File No. 033-94458) .

8.	Revise your disclosure to explain how compliance with Section 6.1(b)(iii) of your partnership agreement affects the tender offer and the bidders. Also explain the consequences of the bidders being treated as assignees. Will these provisions prevent bidders from accepting units tendered? Will they prevent the bidders from paying for accepted units?

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure to explain how compliance with Section 6.1(b)(iii) affects the tender offer and the bidders. Additionally, the bidders have been informed of the Partnership’s policy and whether the bidders elect to proceed with their offer or accept tendered Units is entirely up to the bidders and is not a matter on which the Partnership can comment upon, or disclose.
* * * * *

June 7, 2006

     Pursuant to your request, the Partnership acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with respect to these responses or other matters, please call the undersigned or Joel S. Kress at 212-418-4700.

Sincerely,

/s/ Deborah S. Froling

Deborah S. Froling

cc: Joel S. Kress